                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

           (Amendment No. 1 to Schedule 13D as filed on April 9, 2001)

                                Ariel Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04033M104
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                                 (CUSIP Number)

   John Tingleff                                 David A. Makarechian
   Chief Financial Officer and Secretary         Brobeck, Phleger & Harrison LLP
   MAYAN Networks Corporation                    Two Embarcadero Place
   2115 O'Nel Drive                              2200 Geng Road
   San Jose, California 95131                    Palo Alto, California 94303
   (408) 350-1303                                (650) 424-0160
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                August 28, 2001,
                               September 26, 2001
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             (Date of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04033M104
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   1.      NAMES OF REPORTING PERSONS.
           MAYAN Networks Corporation

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           IRS I.D. # 77-0467815
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   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

           (a) [_]
           (b) [_]
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   3.      SEC USE ONLY

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   4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           OO
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   5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)

           [_]
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   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of California
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                   7.   SOLE VOTING POWER

Number of               (1) 4,341,432 shares (with respect to certain matters as
Shares                  set forth in the Voting Agreement dated as of March 28,
Beneficially            2001, the form of which is incorporated by reference
Owned by Each           hereto from the original statement on Schedule 13D filed
Reporting               on April 9, 2001; the Subordinated Convertible
Person With:            Promissory Note dated as of August 28, 2001, which is
                        filed as Exhibit 3 to this Schedule 13D/A, and; the
                                 ---------
                        Subordinated Convertible Promissory Note dated as of
                        September 26, 2001, which is filed as Exhibit 4 to this
                                                              ---------
                        Schedule

                        13D/A).
                        --------------------------------------------------------
                   8.   SHARED VOTING POWER

                        -0-
                        --------------------------------------------------------
                   9.   SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER

                        -0-
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   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           (1)(2) 4,341,432 shares
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   12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)

           [_]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.

           Approximately 32.9% (based on the number of shares of Issuer Common Stock outstanding as of August 14, 2001 as represented by the Issuer in its Quarterly Report on Form 10-Q as filed on August 14, 2001)
--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
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(1) Includes 1,716,678 shares with respect to certain matters as set forth in the Voting Agreement dated as of March 28, 2001, pursuant to which the original statement on Schedule 13D, filed on April 9, 2001, was filed. Also includes 2,624,754 shares with respect to MAYAN Networks Corporation's option to convert all or any part of the outstanding principal and accrued interest on the Subordinated Convertible Promissory Note dated as of August 28, 2001 and the Subordinated Converted Promissory Note dated as of September 26, 2001 into that number of shares Ariel Corporation Common Stock that is equal to the dollar amount of principal and accrued indebtedness being converted, divided by the average closing price of Ariel Corporation's Common Stock on the Nasdaq National Market for the ten trading days ending on and including the trading date prior to the date of this Schedule 13D/A, and pursuant to which this statement on
Schedule 13D/A is being filed. For the purposes of determining the number of shares into which the promissory notes are convertible at the time of the filing of this Schedule 13D/A, we have calculated the average closing price of Ariel Corporation's Common Stock using the ten trading days ending on and including September 26, 2001, which average closing price was $0.149. Please note that pursuant to the terms of the promissory notes, the total number of shares of Ariel Corporation Common Stock into which MAYAN Networks Corporation may convert the promissory notes must not exceed 19.9% of Ariel Corporation's total issued and outstanding shares of Common Stock at the time of conversion. Please also note, that the number of shares, and the associated percentage of stock that MAYAN Networks Corporation may hold upon conversion is subject to change based upon Ariel Corporation's stock price at the time of conversion.

(2) Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by MAYAN Networks Corporation that it is the beneficial owner of any of the Common Stock of Ariel Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

     This Amendment No. 1 to Schedule 13D which relates to the common stock, par value $.001 per share (the "Issuer Common Stock"), of Ariel Corporation, a Delaware corporation (the "Issuer") supplements and amends the Statement on
Schedule 13D originally filed with the Securities and Exchange Commission on April 9, 2001 (the "Statement"). The principal executive office of the Issuer is located at 2540 Route 130, Cranbury, New Jersey 08512.

Item 2. Identity and Background.

     (a) The name of the person filing this statement is MAYAN Networks Corporation, a California corporation ("MAYAN").

     (b) The address of the principal office and principal business of MAYAN is 2115 O'Nel Drive, San Jose, California 95131.

     (c) MAYAN focuses on telecommunications networking solutions for service providers. MAYAN historically developed hardware solutions. Recently, MAYAN has begun to transition to a business based primarily on software and services for networks at the metropolitan edge. Set forth in Schedule A is the name and
                                                ----------
present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of MAYAN's directors and executive officers, as of the date hereof.

     (d) During the past five years, neither MAYAN nor, to MAYAN's knowledge, any person named in Schedule A to this Statement, has been convicted in a
                    ----------
criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither MAYAN nor, to MAYAN's knowledge, any person named in Schedule A to this Statement, was a party to a civil
                    ----------
proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Not applicable

Item 3. Source and Amount of Funds or Other Consideration.

     The original Statement on Schedule 13D filed on April 9, 2001 related to certain voting agreements between MAYAN and certain stockholders of the Issuer (the "Parent Voting Agreements") whereby such stockholders have agreed to vote their shares of Issuer Common Stock in favor of the issuance of Issuer Common Stock in connection with the Merger as described in Item 4 below, in favor of any matter that could reasonably be expected to facilitate such issuance, and against any matter that could reasonably be expected to prevent the Merger. No funds were used and no funds are to be used by MAYAN in entering into the Parent Voting Agreements and in acquiring the proxies thereunder. The Parent Voting Agreements and proxies were acquired by MAYAN as part of the package of agreements as described in Item 4 below.

         This statement on Schedule 13D/A, which is Amendment No. 1 to the
Schedule 13D filed on April 9, 2001, relates to a Subordinated Convertible Promissory Note dated as of August 28, 2001 and a Subordinated Convertible Promissory Note dated as of September 26, 2001 (collectively, the "Promissory Notes") whereby the outstanding principal and accrued interest of the Promissory Notes are convertible, at the option of MAYAN, into fully paid and nonassessable shares of Issuer Common Stock. The principal and interest outstanding under the Promissory Notes are payable to MAYAN by Issuer as described in Item 4 below.

Item 4. Purpose of Transaction.

     (a) - (b). Pursuant to an Agreement and Plan of Merger dated as of March 28, 2001 (the "Merger Agreement"), among the Issuer and MAYAN (the reporting person in this Schedule 13D/A), and subject to conditions set forth therein, MAYAN will be merged with and into Issuer and each shareholder of MAYAN will receive shares of Issuer Common Stock. The Merger is subject to the approval and adoption of the Merger Agreement and the approval of the Merger by the shareholders of MAYAN, the approval by Issuer's stockholders of the issuance of Issuer Common Stock in the Merger, and the satisfaction or waiver of certain other conditions, as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the form of the Merger Agreement included as Exhibit 1 to the Statement on Schedule 13D and
                                 ---------
incorporated herein in its entirety by reference.

     As a condition and an inducement to MAYAN's willingness to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Parent Signatories") have entered into voting agreements, dated as of March 28, 2001, with MAYAN and have irrevocably appointed the directors of MAYAN as their lawful attorneys and proxies. The proxies give the directors of MAYAN a limited right to vote each of the shares of Issuer capital stock beneficially owned by the Parent Signatories (the "Shares"). Subject to certain limited exceptions, the Parent Signatories are prohibited from transferring any of the Shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Parent Voting Agreements. The Parent Signatories and the number of shares beneficially owned by each of them is set forth in Schedule B
                                                                    ----------
hereto which is hereby incorporated herein by reference. The foregoing summary of the Parent Voting Agreements is qualified in its entirety by reference to the form of Parent Voting Agreement included as Exhibit 2 to the Statement on
                                            ---------
Schedule 13D and incorporated herein in its entirety by reference.

     In exercising their right to vote the Shares as lawful attorneys and proxies of the Parent Signatories, the directors of MAYAN will be limited, at every Issuer stockholders meeting and every adjournment thereof, and on every written consent of Issuer's stockholders, to vote the Shares (i) in favor of the share issuance, (ii) in favor of any matter that could reasonably be expected to facilitate such issuance, (iii) against any matter that could reasonably be expected to prevent the Merger, (iv) against any merger, consolidation or other business combination of Issuer with, sale of assets or stock of Issuer to, or reorganization or recapitalization involving Issuer, other than as contemplated or permitted by the Merger Agreement, (v) against any liquidation, or winding up of Issuer, and (vi) against any other proposal or action which would, or could reasonably be expected to, prohibit or discourage the Merger, including any amendment of the certificate of incorporation or bylaws of Issuer not previously contemplated under the Merger Agreement which would dilute in any material respect the benefits to MAYAN of the Merger or change in any manner the voting rights of any shares of Issuer capital stock. The

Parent Signatories may vote the Shares on all other matters. The Parent Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to the terms of the Merger Agreement.

     Pursuant to the Promissory Notes, MAYAN may elect to convert all or any part of the outstanding principal of and the accrued interest on the Promissory Notes into that number of fully paid and nonassessable shares of Issuer Common Stock that is equal to the dollar amount of the principal and accrued interest indebtedness being converted, divided by the average closing price of the Issuer's Common Stock on the Nasdaq National Market for the ten trading days ending on and including the third trading day prior to the date of the notice of conversion; provided, however, that in no event shall MAYAN be entitled to convert the Promissory Notes into a total number of shares of Issuer Common Stock that exceeds that number of shares which is equal to 19.9% of the Issuer's total issued and outstanding shares of Common Stock as of the date of conversion of the Promissory Notes, less such number of shares of Issuer Common Stock (if any) that are then held by MAYAN. The foregoing summary of the Promissory Notes is qualified in its entirety by reference to the Subordinated Convertible Promissory Note dated as of August 28, 2001 and the Subordinated Convertible Promissory Note dated as of September 26, 2001 included as Exhibit 3 and Exhibit
                                                           ---------     -------
4, respectively, to this statement on Schedule 13D/A and incorporated herein in
-
their entirety by reference.

     (c) Not applicable

     (d) Upon consummation of the Merger, the directors of the Issuer shall be Anthony Agnello, Thomas Edrington, Esmond Goei, Steven Krausz, James Mongeillo and Peter Morris. Upon consummation of the Merger, Esmond Goei shall be the Chief Executive Officer and Chairman and John Tingleff shall be the Chief Financial Officer and Secretary of the Issuer. The other current officers of the Issuer shall remain the same, until their respective successors are duly elected or appointed and qualified.

     (e) As a result of the Merger described in Item 4 above, each outstanding share of MAYAN common stock and options and warrants to purchase MAYAN common stock will be exchanged for securities representing 90% of the fully-diluted as converted shares of the combined company. Issuer stockholders, option holders and warrant holders will retain control of approximately 10% of the combined company.

     In addition, Seventy-Five Million dollars ($75,000,000) in convertible promissory notes issued by MAYAN may convert to Issuer Common Stock following the transaction pursuant to the terms of the convertible promissory notes and related indenture.

     (f) Not applicable

     (g) - (i) Not applicable

     (j) To MAYAN's knowledge, other than described above, none.

Item 5. Interest in Securities of the Issuer.

     (a) - (b) As a result of the Parent Voting Agreements, MAYAN may be deemed to be the beneficial owner of at least 1,716,678 shares of Issuer Common Stock. As a result of the Promissory Notes, MAYAN may be deemed to be the beneficial owner of at least 2,624,754 shares of Issuer Common Stock. Such shares constitute approximately 32.9% of the outstanding shares of Issuer Common Stock, based on the capitalization of the Issuer as of August 14, 2001 as represented by the Issuer in its Quarterly Report on Form 10-Q as filed on August 14, 2001 and calculated in accordance with Rule 13d-3(d)(1)(i).

     MAYAN has the power to vote the 1,716,678 shares for the limited purposes described above under the Parent Voting Agreements. MAYAN does not have the power to dispose or to direct the disposition of any such shares of Issuer Common Stock pursuant to the Parent Voting Agreements. Other than the limited voting rights described in Item 3 above, MAYAN (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Parent Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Parent Voting Agreements.

     MAYAN will have the power to vote the 2,624,754 shares which are obtainable through its conversion rights under the Promissory Notes only following MAYAN's actual conversion of the principal and interest under the Promissory Notes pursuant to the terms of those notes. As a result, MAYAN disclaims any beneficial ownership of the shares of Issuer Common Stock which are obtainable through its conversion rights under the Promissory Notes until such actual conversion.

     To MAYAN's knowledge, except for Esmond Goei who beneficially owns 65,000 shares of Issuer Common Stock, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.
                                     ----------

     (c) Neither MAYAN nor, to MAYAN's knowledge, any person named in Schedule
                                                                      --------
A, has effected any transaction in the Issuer Common Stock during the past 60
-
days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Merger Agreement, the Parent Voting Agreements, the Promissory Notes, or as described in the Merger Agreement, to the knowledge of MAYAN, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

     The following documents are filed as exhibits:

   * 1. Form of Agreement and Plan of Merger, dated as of March 28, 2001, by and between Ariel Corporation and MAYAN Networks Corporation.

   * 2. Form of Parent Voting Agreement, dated as of March 28, 2001, between MAYAN Networks Corporation and certain stockholders of Ariel Corporation.

     3. Subordinated Convertible Promissory Note, dated as of August 28, 2001, payable to MAYAN Networks Corporation by Ariel Corporation.

     4. Subordinated Convertible Promissory Note, dated as of September 26, 2001, payable to MAYAN Networks Corporation by Ariel Corporation.

----------------------

* Previously filed as an exhibit to the Schedule 13D filed with the Commission on April 9, 2001, and incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2001

                                       MAYAN Networks Corporation

                                       By:  /s/ John Tingleff
                                            ------------------------------------
                                            John Tingleff
                                            Chief Financial Officer

                                   Schedule A
                                   ----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           MAYAN NETWORKS CORPORATION

Executive Officers of MAYAN Networks Corporation:
------------------------------------------------
Esmond T. Goei        Chief Executive Officer and Director          2115 O'Nel Drive
                                                                    San Jose, CA 95131


John Tingleff         Chief Financial Officer, Secretary and        2115 O'Nel Drive
                      Senior Vice President                         San Jose, CA 95131

Jim Linkous           Vice President, Worldwide Sales               2115 O'Nel Drive
                                                                    San Jose, CA 95131

Sullivan Bookataub    Vice President, Operations                    2115 O'Nel Drive
                                                                    San Jose, CA 95131

Outside Directors:
-----------------

Thomas Edrington      Self Employed                                 Danville, CA

Steven Krausz         General Partner, US Venture Partners          Menlo Park, CA

James Mongiello       General Partner, Redpoint Venture Capital     Menlo Park, CA

Peter Morris          General Partner, New Enterprise Associates    Menlo Park, CA

                                   Schedule B
                                   ----------

Parent Signatory                   Shares Beneficially Owned
----------------                   -------------------------

Agnello, Anthony                   726,000
Atlas, Jay                         236,250
Borgialli, Carlos                  60,265
Burlinson, Robert                  64,000
Corrado, Eugene                    10,500
During, David                      23,500
Elwell, Don                        70,250
Flocco, Richard                    28,851
Fuchs, Ira                         50,000
Guedalia, Nathan                   20,875
Kristianson, Kenneth               0
Loprete, John                      29,500
Mullen, Bonne                      4,025
Mzili, Aziz                        8,275
Naseef, Arthur                     0
Paul, Harold                       45,000
Schneider, Dennis                  333,000
Vieira, Johnny                     6,387

                                  EXHIBIT INDEX
                                  -------------

Exhibit Number     Description of Document
--------------     -----------------------

 * 1 Form of Agreement and Plan of Merger, dated as of March 28, 2001, by and between Ariel Corporation and MAYAN Networks Corporation.

 * 2 Form of Parent Voting Agreement, dated as of March 28, 2001, between MAYAN Networks Corporation and certain stockholders of Ariel Corporation.

   3 Subordinated Convertible Promissory Note, dated as of August 28, 2001, payable to MAYAN Networks Corporation by Ariel Corporation.

   4 Subordinated Convertible Promissory Note, dated as of September 26, 2001, payable to MAYAN Networks Corporation by Ariel Corporation.

----------------------------
* Previously filed as an exhibit to the Schedule 13D filed with the Commission on April 9, 2001, and incorporated herein by reference.